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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51062

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) **AND ENDING** 9/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Octagon Trading Group, LLC

OFFICIAL USE ONLY
FIRM ID NO.

RECD S.E.C.
NOV 29 2002
616

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 West Jackson Boulevard, Suite 221-A
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick H. Arbor (312) 542-2945
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	Illinois	60606-3392
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 19 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PS
12/12/02

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick H. Arbor, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Octagon Trading Group, LLC, as of September 30, 2002, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

22nd day of November 2002

Nancy J. Simenson
Notary Public

OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-26-2005

Patrick H. Arbor
Signature
Octagon Trading Group, LLC
Patrick H. Arbor, Manager and Member
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Octagon Trading Group, LLC

Statement of Financial Condition

September 30, 2002

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934

CHECKERS SM

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Octagon Trading Group, LLC
Table of Contents
September 30, 2002

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Member of
Octagon Trading Group, LLC

We have audited the accompanying statement of financial condition of Octagon Trading Group, LLC (an Illinois limited liability company) as of September 30, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Octagon Trading Group, LLC as of September 30, 2002 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
November 15, 2002

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

Octagon Trading Group, LLC
Statement of Financial Condition
September 30, 2002

Assets

Cash	$	2,350
Money market account at bank		473,726
Receivable from broker-dealer		52,514
Equipment		5,616
Other assets		270
Total assets	$	534,476

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	4,727
Member's equity		529,749
Total liabilities and member's equity	$	534,476

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—Octagon Trading Group, LLC (an Illinois limited liability company) (the "Company") is a broker-dealer registered under the Securities Exchange Act of 1934 and a wholly owned subsidiary of Shatkin, Arbor, Karlov & Company ("SAK"), a registered futures commission merchant. Although the Company has an agreement to clear securities transactions on a fully disclosed basis through another broker-dealer, the Company is not currently executing securities transactions. The Company is considering alternative operational plans involving both futures and securities businesses.

The Company is a wholly owned subsidiary of Shatkin, Arbor, Karlov & Company ("SAK"), a registered futures commission merchant.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities Transactions—Securities transactions are recorded on trade date. Securities are valued at market value. Resulting unrealized gains and losses are reflected in interest and dividends.

Depreciation—Depreciation is computed using the straight-line method over the estimated useful lives of the equipment.

Income Taxes—The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, the Company's income or loss is allocated to the member for federal income tax purposes.

Note 2 Equipment

Equipment at September 30, 2002 consists of:

Equipment	$ 11,620
Accumulated depreciation	(6,004)
Net	$ 5,616

Note 3 Related Parties

SAK provides office space and the use of personnel at no charge.

Note 4 Off-Balance-Sheet Credit

Receivable from broker-dealer, which is a clearing deposit invested in money market mutual funds, and the money market account at bank represent concentrations of credit risk. The Company does not anticipate nonperformance by these counterparties. In addition, the Company has a policy of reviewing, as considered necessary, the creditworthiness of these counterparties.

Note 5 Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness" or $5,000, whichever is greater, as these terms are defined. Net capital and aggregate indebtedness change from day to day, but as of September 30, 2002, the Company had net capital and net capital requirements of approximately $523,000 and $5,000, respectively. The net capital rule may effectively restrict the withdrawal of member's equity.